CNL Strategic Residential Credit, Inc. 10-K

EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction
RCRED Asset Holding, LLC	Delaware
RCRED TRS Holding, Inc.	Delaware
RCRED Georgian Administrator, LLC	Delaware
RCRED Georgian 2026 Trust	Delaware
RCRED Victorian Administrator, LLC	Delaware
RCRED Craftsman Administrator, LLC	Delaware
RCRED Craftsman 2026 Trust	Delaware
RCRED Craftsman REO, LLC	Delaware